

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2022

Tao Xu
Chief Financial Officer
KE Holdings Inc.
Oriental Electronic Technology Building
No. 2 Chuangye Road, Haidian District
Beijing 1000086
People's Republic of China

>   **Re: KE Holdings Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2020**
>   **Filed April 6, 2021**
>   **File No. 001-39436**

Dear Mr. Xu:

We have reviewed your February 17, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 17, 2021 letter.

Form 20-F for the Fiscal Year Ended December 31, 2020

Explanatory Note, page 1

1.   Please disclose in the explanatory note, if true, that these contracts with the variable interest entities have not been tested in court

2.   We note your response to our prior comment 9. Please revise the last sentence of the proposed disclosure to make clear whether these risks could cause the value of your securities to significantly decline or <u>be worthless</u>. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or

may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please expand disclosure at the outset of Part I to state whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

3. We note your response to our prior comment 10. Please also refrain from using terms such as "our VIE contractual arrangements" when describing activities or functions of the VIE. In that regard, please ensure consistent references to the VIE throughout your filing.

Item 3. Key Information, page 4

4. We note the revisions made in response to comment 1 and we reissue. We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE's business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

5. Please provide early in this section a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

6. We reissue comment 3. Disclose in this section each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to offer the securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered

by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE's operations and state affirmatively whether you have received <u>all</u> requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs do not receive or maintain such permissions or approvals.

7. We note your response to our prior comment 4. Please ensure that amounts included in this disclosure can be cross-referenced to the condensed consolidating schedule and the consolidated financial statements. Further, please include this information with the disclosures to be provided at both the outset of Item 3 and also the outset of Part I.

8. We have further considered your response to our prior comment 5 issued in our letter dated September 20, 2021 and reflected in your correspondence dated October 25, 2021 where you proposed to provide financial information related to the VIEs in tabular format. Please revise such information further to present the WFOEs that are the primary beneficiaries of the VIEs in a separate column, and describe the intercompany activities under the VIE agreements in order to provide investors with an understanding for how the VIE transacts with the WFOE and how the WFOE transacts with the parent.

D. Risk Factors, page 8

9. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

10. Disclose the risks that being based in or having the majority of the company's operations in China poses to investors. For example, specifically discuss the risk that the rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

General

11. We note that many of your officers and directors are located outside of the United States. Please include a separate section on enforcement of liabilities addressing the ability of shareholders to enforce their legal rights under United States securities laws. Please also revise the risk factor on page 42 to expand upon this risk.

Tao Xu
KE Holdings Inc.
April 1, 2022
Page 4

       You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or Wilson Lee, Staff Accountant, at 202-551-3468 if you have any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction